Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the “Company”) of our report dated February 19, 2009 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 30, 2009